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                             MATERIAL CHANGE REPORT


ITEM 1.   REPORTING ISSUER

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

ITEM 2.   DATE OF MATERIAL CHANGE

August 11, 2003.

ITEM 3.   PRESS RELEASES

Press releases were issued by Kinross in Toronto on August 11, 2003 with respect to the material change and filed via SEDAR.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

On August 11, 2003 Kinross announced a Common Share Offering from treasury. Kinross also announced its intention to use the proceeds of the Common Share Offering to redeem the 5.5% Convertible Unsecured Subordinated Debentures.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

See attached press releases dated August 11, 2003.

ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND ANALOGOUS SECURITIES LEGISLATION OF EACH OF THE OTHER PROVINCES OF CANADA.

N/A

ITEM 7.   OMITTED INFORMATION

N/A

ITEM 8.   SENIOR OFFICER

          Ms. Shelley M. Riley
          Corporate Secretary
          Telephone: (416) 365-5198
          Facsimile: (416) 365-0237

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ITEM 9.   STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.


DATED at Toronto this 12th day of August, 2003.


                                     KINROSS GOLD CORPORATION


                                               PER:     Shelley M. Riley/
                                                        -----------------
                                                        Shelley M. Riley
                                                        Corporate Secretary

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KINROSS
 Gold Corporation
--------------------------------------------------------------------------------

              KINROSS ANNOUNCES COMMON SHARE OFFERING FROM TREASURY


TORONTO, ONTARIO, AUGUST 11, 2003...KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("KINROSS" OR THE "COMPANY) announced that is has entered into an underwriting agreement with a syndicate of underwriters led by CIBC World Markets Inc. and Scotia Capital Inc., under which the underwriters have agreed to buy and sell to the public 20 million Common Shares of the Company from treasury. The Company has granted the underwriters an option to purchase up to an additional 15% of the offering at the same price until 30 days after closing.

The purchase price of Cdn. $9.26 per Common Share will result in gross proceeds of Cdn. $185.2 million, assuming that the over-allotment option is not exercised, and approximately Cdn. $213.0 million if the over-allotment option is fully exercised. The net proceeds of the offering will be used to repurchase the Company's outstanding issue of convertible debentures. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing is expected on or about August 28, 2003.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.





For further information, e-mail info@kinross.com or contact:

    Robert M. Buchan                  Gordon A. McCreary
    President and                     Vice President
    Chief Executive Officer           Corporate Affairs
    Tel. (416) 365-5650               Tel. (416) 365-5132


NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

KINROSS
 Gold Corporation
--------------------------------------------------------------------------------

            KINROSS ANNOUNCES COMMON SHARE OFFERING FROM TREASURY AND
           THE INTENT TO USE PROCEEDS TO REDEEM ITS 5.5% CONVERTIBLE
                       UNSECURED SUBORDINATED DEBENTURES


TORONTO, ONTARIO, AUGUST 11, 2003...KINROSS GOLD CORPORATION (TSX-K AND K.DB; NYSE-KGC) ("KINROSS" OR THE "COMPANY") announced that is has entered into an underwriting agreement with a syndicate of underwriters led by CIBC World Markets Inc. and Scotia Capital Inc., under which the underwriters have agreed to buy and sell to the public 20 million Common Shares of the Company from treasury. The Company has granted the underwriters an option to purchase up to an additional 15% of the offering at the same price until 30 days after closing.

The purchase price of Cdn. $9.26 per Common Share will result in gross proceeds of Cdn. $185.2 million, assuming that the over-allotment option is not exercised, and approximately Cdn. $213.0 million if the over-allotment option is fully exercised. The net proceeds of the offering will be used to repurchase the Company's outstanding issue of 5.5% Convertible Unsecured Subordinated Debentures ("Convertible Debentures"). The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals. Upon the closing of the equity financing, expected on or about August 28, 2003, Kinross intends to issue official notification of the redemption of 100% of the Company's Convertible Debentures at par plus accrued and unpaid interest. The principal amount of the Convertible Debentures outstanding is Cdn. $ 195.6 million and the interest payments were paid up to date as of June 30, 2003, the last interest payment date. Under the terms of redemption of the Convertible Debentures the Company is obligated to give 30 days notice of redemption. Assuming the equity financing closes on August 28, 2003, the 30-day official notification of redemption of the Convertible Debentures will be issued immediately thereafter and sufficient funds will be subsequently deposited with the transfer agent to allow redemption payments for 100% of the Convertible Debentures outstanding to begin on September 29, 2003. Consequently, by this schedule, the Convertible Debentures will no longer appear as an obligation on the balance sheet of the Company effective September 29, 2003.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For  further information, e-mail info@kinross.com or contact:

    Robert M. Buchan                  Gordon A. McCreary
    President and                     Vice President
    Chief Executive Officer           Corporate Affairs
    Tel. (416) 365-5650               Tel. (416) 365-5132


NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.